NEWS RELEASE

January 27, 2010

Symbol: Canada TSX.V – TVC

 Frankfurt – TGP

Tournigan Extends New Zone of High Grade Uranium at Kuriskova

Vancouver, January 27, 2010 – Tournigan Energy Ltd.  (TVC: TSX-V; TGP: Frankfurt) announced today the results of two additional exploration holes drilled in what appears to be a new zone of mineralization, known as Zone 45, at the Kuriskova uranium deposit in Slovakia.

Highlights of the two holes are:

•

LE-K-40:   3.10 m @ 0.564% eU3O8, including 1.20 m @ 1.033% eU3O8

•

LE-K-41:   2.90 m @ 0.933% eU3O8, including 1.80 m @ 1.406% eU3O8

The two holes were drilled as step outs in Zone 45 where two discovery holes were previously announced November 23, 2009.  New Hole LE-K-40 intersected mineralization approximately 15 metres east of hole LE-K-29 (2.0 m of 0.847 % eU3O8) and new hole LE-K-41 deviated towards LE-K-32 and intersected mineralization approximately 10 metres west of hole LE-K-32 (2.5 m of 0.747 % eU3O8). The new zone of mineralization extends to the northwest from the Kuriskova Main Zone.  It is adjacent to, but at shallower depth and stratigraphically above the Kuriskova Main Zone and remains open along strike and depth.  The mineralization type, grade and thickness are similar to the Main Zone.

A complete tabulation of significant intersections from these two holes is presented in Appendix A, which can be viewed from this web link: http://www.tournigan.com/i/pdf/Dist-Appendix-A.pdf.  The hole locations can be viewed from this web link: http://www.tournigan.com/i/maps/KurDistExp.jpg.

Drilling in this zone of Kuriskova was designed to test a radon and radiometric anomaly trending northwest from the current uranium resource.  The first drill hole, LE-K-29, was drilled 35 metres north of the current resource limit.  Based on the high grade intercept in that hole, Tournigan stepped out a further 20 metres to the northwest and drilled LE-K-32, which also intersected high grade mineralization.  Based on the results of the four holes, Tournigan plans to continue step out drilling to define the extent of this new high grade zone.

The mineralization in Zone 45 occurs at a shallower depth (130 to 150 metres from surface) than the current Main Zone resource and occurs in interformational schist horizons in the hanging wall, rather than at the volcano-sedimentary contact which localizes the Main Zone.  It is speculated that this new zone may represent remobilization and redeposition of uranium along favorable structures.  The radon and radiometric anomalies extend at least 400 metres from the current resource boundary and this high grade zone remains open along strike.

Several exploration targets have been identified in the immediate area of the currently defined resource on the basis of airborne radiometric anomalies and surface radon gas and gamma spectrometry surveys. These can be viewed from this web link: http://www.tournigan.com/i/maps/KurDistExp.jpg. These targets could represent extensions to the known mineralization and/or satellite uranium deposits and will continue to be tested during this and the next phases of drilling.

Tournigan is continuing to drill at Kuriskova as the company advances the project through a prefeasibility study. The uranium grades presented from drill holes LE-K-40 and LE-K-41 in this news release are reported as equivalent uranium oxide (eU3O8%) as determined by downhole radiometric logging. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is provided by Ravi Sharma, Tournigan's Manager, Resources and Reserves. Drill core samples are being submitted to ALS Chemex in Seville, Spain for chemical assay; assay results are expected by late-February. Drill intercept thicknesses are reported as drilled; true thicknesses have not yet been calculated. Tournigan has experienced good correlation between downhole radiometric readings and chemical assays.

Ravi Sharma, Tournigan’s Manager, Resources and Reserves and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this news release.

About Tournigan Energy Ltd.

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and currently has four nuclear reactors generating half of its electricity with two more under construction. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.  In addition to Kuriskova, Tournigan has several other exploration targets along the Slovakian uranium belt which are showing positive exploration results.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporation’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events..

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com